UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Kwok Tin Ming
Chief Executive Officer
TDE Group Limited
Unit 2101, 21/F
The Bay Hub
17 Kai Cheung Road
Kowloon Bay
Hong Kong

Re: TDE Group Limited
Amendment No. 1 to Registration Statement on Form F-1
Filed September 22, 2025
File No. 333-289968

Dear Kwok Tin Ming:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 19, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1

Financial Statements, page F-1

1. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 of Form 20-F as an exhibit to your registration statement.

Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Erik Mengwall